UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No.  1)


Bitstream, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

91736108
(CUSIP Number)

Alexander B. Washburn
c/o Columbia Pacific Advisors, LLC
1910 Fairview Avenue East, Suite 500
Seattle, Washington 98102
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


July 2, 2010
(Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 1




1.	Names of Reporting Persons
Columbia Pacific Opportunity Fund, L.P. (1)

2.	Check the Appropriate Box if a Member of a Group
(a)	0
(b)	1

3.	SEC Use Only

4.           Source of Funds (See Instructions)  WC

5.           Check if Disclosure of Legal Proceedings Is Required Pursuant
              to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
United States of America

NUMBER OF SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH
7	Sole Voting Power
1,273,186 shares of Common Stock (2)



8.	Shared Voting Power
0 shares of Common Stock



9.	Sole Dispositive Power
1,273,186 shares of Common Stock (2)



10.	Shared Dispositive Power
0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,273,186 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	0

13.	Percent of Class Represented by Amount in Row 9
12.7% (3)

14.	Type of Reporting Person
               PN
(1)	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or
13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2)	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,273,186 shares of Common
Stock to which this Schedule 13D relates.

(3)	Based on 10,010,307 shares of common stock outstanding as of May 7, 2010, as reported on the Bitstream Form 10-Q for the period ended March 31, 2010 filed on May 17, 2010.



1.	Names of Reporting Persons
Columbia Pacific Advisors, LLC (1)

2.	Check the Appropriate Box if a Member of a Group
(a)	0
(b)	1

3.	SEC Use Only

4.            Source of Funds (See Instructions)  AF

5.           Check if Disclosure of Legal Proceedings Is Required Pursuant
              to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
United States of America

NUMBER OF SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH
7	Sole Voting Power
1,273,186 shares of Common Stock (2)



8.	Shared Voting Power
0 shares of Common Stock



9.	Sole Dispositive Power
1,273,186 shares of Common Stock (2)



10.	Shared Dispositive Power
0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,273,186 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	0

13.	Percent of Class Represented by Amount in Row 9
12.7% (3)

14.	Type of Reporting Person
               IA
(1)	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or
13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2)	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,273,186 shares of Common
Stock to which this Schedule 13D relates.

(3)	Based on 10,010,307 shares of common stock outstanding as of May 7, 2010, as reported on the Bitstream Form 10-Q for the period ended March 31, 2010 filed on May 17, 2010.



1.	Names of Reporting Persons
Alexander B. Washburn (1)

2.	Check the Appropriate Box if a Member of a Group
(a)	0
(b)	1

3.	SEC Use Only

4.            Source of Funds (See Instructions)  AF

5.           Check if Disclosure of Legal Proceedings Is Required Pursuant
              to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
United States of America

NUMBER OF SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH
7	Sole Voting Power
1,273,186 shares of Common Stock (2)



8.	Shared Voting Power
0 shares of Common Stock



9.	Sole Dispositive Power
1,273,186 shares of Common Stock (2)



10.	Shared Dispositive Power
0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,273,186 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	0

13.	Percent of Class Represented by Amount in Row 9
12.7% (3)

14.	Type of Reporting Person
               IN
(1)	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or
13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2)	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,273,186 shares of Common
Stock to which this Schedule 13D relates.

(3)	Based on 10,010,307 shares of common stock outstanding as of May 7, 2010, as reported on the Bitstream Form 10-Q for the period ended March 31, 2010 filed on May 17, 2010.



1.	Names of Reporting Persons
Daniel R. Baty (1)

2.	Check the Appropriate Box if a Member of a Group
(a)	0
(b)	1

3.	SEC Use Only

4.            Source of Funds (See Instructions)  AF

5.           Check if Disclosure of Legal Proceedings Is Required Pursuant
              to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
United States of America

NUMBER OF SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH
7	Sole Voting Power
1,273,186 shares of Common Stock (2)



8.	Shared Voting Power
0 shares of Common Stock



9.	Sole Dispositive Power
1,273,186 shares of Common Stock (2)



10.	Shared Dispositive Power
0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,273,186 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	0

13.	Percent of Class Represented by Amount in Row 9
12.7% (3)

14.	Type of Reporting Person
               IN
(1)	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or
13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2)	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,273,186 shares of Common
Stock to which this Schedule 13D relates.

(3)	Based on 10,010,307 shares of common stock outstanding as of May 7, 2010, as reported on the Bitstream Form 10-Q for the period ended March 31, 2010 filed on May 17, 2010.



1.	Names of Reporting Persons
Stanley L. Baty (1)

2.	Check the Appropriate Box if a Member of a Group
(a)	0
(b)	1

3.	SEC Use Only

4.            Source of Funds (See Instructions)  AF

5.           Check if Disclosure of Legal Proceedings Is Required Pursuant
              to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
United States of America

NUMBER OF SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH
7	Sole Voting Power
1,273,186 shares of Common Stock (2)



8.	Shared Voting Power
0 shares of Common Stock



9.	Sole Dispositive Power
1,273,186 shares of Common Stock (2)



10.	Shared Dispositive Power
0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,273,186 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	0

13.	Percent of Class Represented by Amount in Row 9
12.7% (3)

14.	Type of Reporting Person
               IN
(1)	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or
13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2)	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,273,186 shares of Common
Stock to which this Schedule 13D relates.

(3)	Based on 10,010,307 shares of common stock outstanding as of May 7, 2010, as reported on the Bitstream Form 10-Q for the period ended March 31, 2010 filed on May 17, 2010.



1.	Names of Reporting Persons
Brandon D. Baty (1)

2.	Check the Appropriate Box if a Member of a Group
(a)	0
(b)	1

3.	SEC Use Only

4.            Source of Funds (See Instructions)  AF

5.           Check if Disclosure of Legal Proceedings Is Required Pursuant
              to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
United States of America

NUMBER OF SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH
7	Sole Voting Power
1,273,186 shares of Common Stock (2)



8.	Shared Voting Power
0 shares of Common Stock



9.	Sole Dispositive Power
1,273,186 shares of Common Stock (2)



10.	Shared Dispositive Power
0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,273,186 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	0

13.	Percent of Class Represented by Amount in Row 9
12.7% (3)

14.	Type of Reporting Person
               IN
(1)	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or
13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2)	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,273,186 shares of Common
Stock to which this Schedule 13D relates.

(3)	Based on 10,010,307 shares of common stock outstanding as of May 7, 2010, as reported on the Bitstream Form 10-Q for the period ended March 31, 2010 filed on May 17, 2010.


EXPLANATORY NOTE
This Amendment No. 1 amends the Schedule 13D filed by Columbia Pacific Opportunity Fund, L.P., a Washington limited partnership (the Fund),
Columbia Pacific Advisors LLC, a Washington limited liability company
(the Adviser), Alexander B. Washburn, a U.S. citizen, Daniel R. Baty, a
U.S. citizen, Stanley L. Baty, a U.S. citizen, and Brandon D. Baty, a U.S. citizen (each a Reporting Person and collectively the Reporting Persons) with the Securities and Exchange Commission on April 20, 2010 with respect to the Class A Common Stock, par value $0.01 per share (the Common Stock) of Bitstream, Inc., a Delaware corporation (the Company). Neither the present Filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a group for any purpose and the Reporting Persons expressly disclaim membership in a group. Except as specifically set forth herein, the Schedule 13D remains unmodified.


ITEM 5.   Interest in Securities of the Issuer

      The responses set forth in Items 5(a) and 5(c) of the Schedule 13D are hereby replaced in their entirety by the following:

(a)	As of the date hereof, the Reporting Persons may be deemed to beneficially own an aggregate of 1,273,186 shares of Common Stock, which constitutes
12.7% of the total number shares of Common Stock outstanding as of May 7, 2010, as reported in the Bitstream Form 10-Q for the period ended March 31, 2010.

(b)	During the past 60 days, Columbia Pacific Opportunity Fund, L.P. has engaged in the following open-market transactions in the Common Stock:

       Transaction Date     Shares Purchased      Price per share
          05/17/2010                800                 $7.6125
          05/18/2010                 10                 $7.50
          05/19/2010              3,700                $7.4757
          05/20/2010              7,920                $7.2213
          05/21/2010              3,100                $7.2387
          05/24/2010              5,200                $7.1152
          05/25/2010                700                $7.0157
          05/27/2010              2,450                $7.0057
          05/28/2010                200                  $7.10
          06/01/2010              1,750                $7.0034
          06/02/2010                500                  $6.98
          06/03/2010              1,050                $7.1743
          06/04/2010              1,414                $6.9803
          06/07/2010              2,000                $6.9363
          06/08/2010              5,113                $6.7959
          06/09/2010              1,700                  $6.84
          06/10/2010                500                 $6.846
          06/11/2010                298                 $6.85
          06/15/2010              1,203                $7.0022
          06/16/2010                544                $6.9349
          06/17/2010              3,200                $6.8728
          06/18/2010              2,011                $6.8189
          06/21/2010              1,013                $6.9901
          06/22/2010              2,100                $6.9752
          06/23/2010              1,094                $6.8169
          06/24/2010              1,600                $6.8213
          06/25/2010              2,000                $6.8115
          06/28/2010              1,929                $6.857
          06/29/2010              8,300                $6.721
          06/30/2010              1,206               $6.7172
          07/01/2010              4,147                $6.6021
          07/02/2010              4,420                $6.5026
          07/06/2010              1,800                $6.6242
          07/07/2010              3,000                $6.6807
          07/08/2010                500                $6.702
          07/09/2010                100                $6.74
          07/13/2010                500                $6.908
          07/14/2010                200                $6.90
          07/15/2010              2,900                $6.8319








	SIGNATURES
       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 15, 2010	COLUMBIA PACIFIC OPPORTUNITY FUND, L.P.
(1)

	/s/ Alexander B. Washburn
By:  	Alexander B. Washburn
	Title: 	Managing Member of Columbia Pacific
	Advisors, LLC, its general partner

Dated:  July 15, 2010	COLUMBIA PACIFIC ADVISORS, LLC (1)

	/s/ Alexander B. Washburn
By:  	Alexander B. Washburn
	Title: 	Managing Member


Dated:  July 15, 2010	/s/ Alexander B. Washburn
Alexander B. Washburn (1)



Dated:  July 15, 2010	/s/ Daniel R. Baty
Daniel R. Baty (1)


Dated:  July 15, 2010	/s/ Stanley L. Baty
Stanley L. Baty (1)


Dated:  July 15, 2010	/s/ Brandon D. Baty
Brandon D. Baty (1)


(1)	This amendment is being filed jointly by Columbia Pacific Opportunity Fund,
 L.P., Columbia Pacific Advisors LLC, Alexander B. Washburn, Daniel R. Baty,
Stanley L. Baty and Brandon D. Baty pursuant to the Joint Filing Agreement dated April 16, 2010 and included with the initial Schedule 13D filed on
April 20, 2010  (the Joint Filing Agreement).  The Joint Filing Agreement is
incorporated herein by reference.

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